Exhibit 99.1

Nominations Supervisory Board and Executive Board AEGON N.V.

Shareholders of AEGON N.V. will be asked at the upcoming Annual General Meeting of Shareholders (AGM) on April 22, 2009 to appoint Mr. Arthur Docters van Leeuwen as member of the Supervisory Board for a four-year term. As announced on January 13, 2009, they will also be asked to appoint Mr. Jan Nooitgedagt as member of the Executive Board for a four-year term to succeed Mr. Jos Streppel who will retire from the Executive Board of AEGON N.V. at the AGM. Furthermore, Mr. Willem Stevens will retire from the Supervisory Board on reaching the end of his third term at the AGM.

Mr. Arthur Docters van Leeuwen (Dutch nationality) is Chairman of the Holland Financial Centre. Previously, he was Chairman of the Netherlands Authority for the Financial Markets (AFM), Chairman of the Board of Procurators General of the Netherlands and Director-General of the General Intelligence and Security Service of the Netherlands. Mr. Docters van Leeuwen became observer to AEGON’s Supervisory Board in December 2008 following AEGON’s capital transaction with the Dutch State.

Mr. Jan Nooitgedagt (Dutch nationality) has worked in Europe’s financial services sector for almost 30 years. Educated at the University of Groningen in the Netherlands, he worked for PriceWaterhouseCoopers before joining Ernst & Young in 1980. He became a partner of the firm in 1989. In addition to his audit experience, Mr. Nooitgedagt has played a key role in developing Ernst & Young’s financial services business, as well as the firm’s growing Merger & Acquisitions advisory practice. Mr. Nooitgedagt has held various positions at Ernst & Young, most recently as Managing Partner for the Netherlands and Belgium.

As announced at the AGM 2008, the Supervisory Board will propose that Mr. Dudley Eustace be re-appointed to the Supervisory Board for an additional one-year term. In addition, the Supervisory Board will propose that Mr. Shemaya Levy be re-appointed for a second four-year term.

All matters mentioned above are contained in the agenda of the AGM on April 22, 2009, which will be available on AEGON’s corporate website www.aegon.com by the end of March 2009.

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About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 31,500 people and have over 40 million customers across the globe.

Key figures	2008	2007
Underlying earnings before tax	EUR 1.57 billion	EUR 2.64 billion
New life sales	EUR 2.63 billion	EUR 3.27 billion
Gross deposits	EUR 40.75 billion	EUR 44.53 billion
Revenue generating investments (At December 31)	EUR 332 billion	EUR 370 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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